CUSIP No. G21161 10 7

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13-2(b)1

China Security & Surveillance Technology, Inc.

(Name of Issuer)

Common Stock, US $0.01 par value

(Title of Class of Securities)

G21161 10 7 (CUSIP Number)

July 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21161 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jayhawk China Fund (Cayman), Ltd. (Tax I.D. 98-0170144)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 2,139,333

6. Shared Voting Power – None

7. Sole Dispositive Power – 2,139,333

8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 2,139,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9):

6.7% as of August 21, 2006. (Based on 31,835,053 shares of Common Stock, US $0.01 par value (“Issuer Common Stock”), derived from China Security & Surveillance Technology, Inc.’s filings pursuant to the Act and warrants to purchase 228,000 shares of Issuer Common Stock held by Jayhawk China Fund (Cayman), Ltd.)

12.	Type of Reporting Person - CO

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CUSIP No. G21161 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jayhawk Private Equity GP, L.P. (Tax I.D. 20-5005219)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 709,910

6. Shared Voting Power – None

7. Sole Dispositive Power – 709,910

8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person –

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9):

2.2% as of August 21, 2006. (Based on 31,835,053 shares of Issuer Common Stock, derived from China Security & Surveillance Technology, Inc.’s filings pursuant to the Act.)
12.	Type of Reporting Person - PN

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CUSIP No. G21161 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jayhawk Private Equity Fund, L.P. (Tax I.D. 20-5004931)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 668,676

6. Shared Voting Power – None

7. Sole Dispositive Power – 668,676

8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 668,676

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9):

2.1% as of August 21, 2006. (Based on 31,835,053 shares of Issuer Common Stock, derived from China Security & Surveillance Technology, Inc.’s filings pursuant to the Act.)
12.	Type of Reporting Person - PN

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CUSIP No. G21161 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jayhawk Private Equity Co-Invest Fund, L.P. (Tax I.D. 20-5249125)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 41,234

6. Shared Voting Power – None

7. Sole Dispositive Power – 41,234

8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 41,234

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9):

0.1% as of August 21, 2006. (Based on 31,835,053 shares of Issuer Common Stock, derived from China Security & Surveillance Technology, Inc.’s filings pursuant to the Act.)
12.	Type of Reporting Person - PN

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CUSIP No. G21161 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jayhawk Capital Management, L.L.C. (Tax I.D.: 48-1172612)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 2,849,243

6. Shared Voting Power – None

7. Sole Dispositive Power. – 2,849,243

8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 2,849,243

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9):

8.9% as of August 21, 2006. (Based on 31,835,053 shares of Issuer Common Stock, derived from China Security & Surveillance Technology, Inc.’s filings pursuant to the Act and warrants to purchase 228,000 shares of Issuer Common Stock held by Jayhawk China Fund (Cayman), Ltd.)

12.	Type of Reporting Person – IA

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CUSIP No. G21161 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kent C. McCarthy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power – 2,849,243

6. Shared Voting Power – None

7. Sole Dispositive Power – 2,849,243

8. Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 2,849,243

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9):

8.9% as of August 21, 2006. (Based on 31,835,053 shares of Issuer Common Stock, derived from China Security & Surveillance Technology, Inc.’s filings pursuant to the Act and warrants to purchase 228,000 shares of Issuer Common Stock held by Jayhawk China Fund (Cayman), Ltd.)

12.	Type of Reporting Person – IN

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CUSIP No. G21161 10 7

Item 1.	(a)	Name of Issuer- China Security & Surveillance Technology, Inc., a corporation organized under the laws of the British Virgin Islands

	(b)	4/F, East 3/B, Saige Science & Technology Park, Hauqiang, Shenzhen, China 518028

Item 2.	(a)	Name of Person Filing - (1) Jayhawk China Fund (Cayman), Ltd., a Cayman Islands exempted company; (2) Jayhawk Private Equity Fund, L.P., a Delaware limited partnership; (3) Jayhawk Private Equity GP, L.P., a Delaware limited partnership; (4) Jayhawk Private Equity Co-Invest Fund, L.P., a Delaware limited partnership; (5) Jayhawk Capital Management, L.L.C., a Delaware limited liability company; (6) Kent C. McCarthy (collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence- 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

	(c)	Citizenship - (1) Cayman Islands; (2) Delaware; (3) Delaware; (4) Delaware; (5) Delaware; (6) United States of America

	(d)	Title of Class of Securities- Common Stock, US $0.01 par value

	(e)	CUSIP Number- G21161 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership

(a)

As of August 21, 2006, the Reporting Persons’ beneficial ownership was as follows: (i) Jayhawk China Fund (Cayman) Ltd. (“JCF”) owned 2,139,333 shares of Issuer Common Stock; (ii) Jayhawk Private Equity Fund, L.P. (“JPEF”) owned 668,676 shares of Issuer Common Stock; (iii) Jayhawk Private Equity Co-Invest Fund, L.P. (“JPECF”) owned 41,234 shares of Issuer Common Stock; (iv) Jayhawk Private Equity GP, L.P. (“JPEG”), as general partner of JPEF and JPECF beneficially owned 709,910 shares of Issuer Common Stock, consisting of the 668,676 shares held by JPEF and the 41,234 shares held by JPECF; (v) Jayhawk Capital Management, L.L.C. (“JCM”), as the general partner of JPEG and the manager and investment advisor of JCF, beneficially owned 2,849,243 shares of Issuer Common Stock, consisting of the 709,910 shares beneficially owned by JPEG and the 2,139,333 shares held by JCF; and (vi) Kent McCarthy, as the manager of JCM beneficially owned the 2,139,333 shares beneficially owned by JCM.

The Reporting Persons have, within the ordinary course of business, purchased securities of China Security & Surveillance Technology, Inc. The Reporting Persons have not acquired securities in China Security & Surveillance Technology, Inc. with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The Reporting Persons have purchased, and intend to continue to purchase, shares on the open market at prevailing rates.

(b) Percent of class: 8.9% as of August 21, 2006. (Based on 31,835,053 shares of Issuer Common Stock, derived from China Security & Surveillance Technology, Inc.’s filings pursuant to the Act and warrants to purchase 228,000 shares Issuer Common Stock, held by Jayhawk China Fund (Cayman), Ltd.)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote - 2,849,243

(ii) Shared power to vote or to direct the vote - None

(iii) Sole power to dispose or to direct the disposition of - 2,849,243

(iv) Shared power to dispose or to direct the disposition of - None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Jayhawk Capital Management, L.L.C. is the manager and investment advisor for Jayhawk China Fund (Cayman), Ltd. Jayhawk Capital Management, L.L.C. is general partner of Jayhawk Private Equity GP, L.P., which is general partner of both Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P. Kent C. McCarthy is the manager of Jayhawk Capital Management, L.L.C.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. G21161 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2006 Date

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C.

JAYHAWK CHINA FUND (CAYMAN), LTD.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.

JAYHAWK PRIVATE EQUITY GP, L.P.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., General Partner of Jayhawk Private Equity GP, L.P.

JAYHAWK PRIVATE EQUITY FUND, L.P.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., General Partner of Jayhawk Private Equity GP, L.P., General Partner of Jayhawk Private Equity Fund, L.P.

JAYHAWK PRIVATE EQUITY CO-INVEST FUND, L.P.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., General Partner of Jayhawk Private Equity GP, L.P., General Partner of Jayhawk Private Equity Co-Invest Fund, L.P.

/s/ Kent Charles McCarthy Kent Charles McCarthy

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CUSIP No. G21161 10 7

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, US $0.01 par value, of China Security & Surveillance Technology, Inc., and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 29th day of August, 2006.

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C.

JAYHAWK CHINA FUND (CAYMAN), LTD.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.

JAYHAWK PRIVATE EQUITY GP, L.P.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., General Partner of Jayhawk Private Equity GP, L.P.

JAYHAWK PRIVATE EQUITY FUND, L.P.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., General Partner of Jayhawk Private Equity GP, L.P., General Partner of Jayhawk Private Equity Fund, L.P.

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CUSIP No. G21161 10 7

JAYHAWK PRIVATE EQUITY CO-INVEST FUND, L.P.

By:	/s/ Kent Charles McCarthy
Kent Charles McCarthy
Managing Member of Jayhawk Capital Management, L.L.C., General Partner of Jayhawk Private Equity GP, L.P., General Partner of Jayhawk Private Equity Co-Invest Fund, L.P.

/s/ Kent Charles McCarthy
Kent Charles McCarthy

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